August 24, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jay Mumford

Re:	Skyline Medical Inc.
Registration Statement on Form S-1
File No. 333-198962

Dear Mr. Mumford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as underwriter of the proposed offering, hereby joins the request of Skyline Medical Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m. (Washington, D.C. time) on Tuesday, August 25, 2015, or as soon as practicable thereafter.

In connection with the proposed offering of the Company’s securities, copies of the preliminary prospectuses dated August 10, 2015 were distributed to the following persons in the following approximate amounts:

To Whom Distributed	Number of Copies

Institutions	16
Syndicate	6
Individuals	868
Total	890

We have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,
Dawson James Securities, Inc.

By:	/s/ Robert D. Keyser, Jr.
Name	Robert D. Keyser, Jr.
Title	Chief Executive Officer